Exhibit 99.1



MIM Reports First Quarter EPS of $0.10
Specialty Revenues Increase 20% Sequentially
EPS Beats Consensus

ELMSFORD, NY - April 29, 2004 - MIM Corporation (NASDAQ:MIMS) (CBOE:OQX) (PCX:OQX), a pharmaceutical healthcare organization, today reported first quarter 2004 results.

Financial Highlights[1]

- First quarter Specialty revenues increased 20% sequentially over the fourth quarter
- First quarter Specialty revenues increased 37% over 1Q03, excluding Synagis and increased 7%, including Synagis
- First quarter earnings per share were $0.10, a 100% increase over 1Q03, excluding TennCare PBM services and Synagis; 1Q03 was $0.15, including TennCare PBM services and Synagis
- PBM/Mail revenues increased 23% from 1Q03, excluding TennCare; and decreased 16% compared to 1Q03, including TennCare
- Specialty and Mail prescriptions dispensed increased 24% over 1Q03

Richard H. Friedman, Chairman and Chief Executive Officer commented: "2004 is off to a solid start. We have exceeded consensus estimates. All of our businesses are performing well and overall Specialty therapies are growing."

Revenues for the first quarter of 2004 were $148.1 million compared to $162.2 million in the first quarter of 2003. First quarter revenues increased 28% over the first quarter of 2003, excluding the revenue from TennCare PBM services and Synagis.[1]

First quarter Specialty revenues were $57.7 million compared to $54.1 million for the same period last year. This increase includes the loss of $11.8 million in Synagis sales. Excluding the results from Synagis, the Specialty segment grew 37% over the prior year's period. Sequentially, first quarter Specialty revenues grew 20% over the fourth quarter.

First quarter PBM Services segment revenues, which includes Mail Service, were $90.3 million compared to $108.0 million for the same period last year. Excluding TennCare PBM services, PBM revenues grew 23% in the current quarter compared to $73.5 million in the first quarter of 2003.[1]

During the quarter, MIM's Scrip Solutions' prescription drug discount card program was selected by the Centers for Medicare and Medicaid Services as an approved national sponsor of the Medicare discount drug card program. "We are excited to participate in this program, which will deliver benefits to seniors at reduced costs. Our dedicated customer service and extensive pharmacy network will provide a significant value to participants," said Mr. Friedman.

Operating income for the first quarter was $3.8 million compared to $5.9 million for the first quarter of 2003. Excluding the results from TennCare and Synagis, operating income grew 64% from $2.3 million for the prior year's quarter.[1]

Net income for the first quarter 2004 was $2.2 million or $0.10 per diluted share compared to $3.4 million or $0.15 per diluted share for the first quarter of 2003. Excluding the results from TennCare and Synagis, first quarter earnings per share doubled from $0.05 per diluted share for the prior year's period.[1]

Cost of revenue for the first quarter was $131.1 million, compared with $143.6 million for the same period last year. Excluding the results from TennCare and Synagis, cost of revenue for the first quarter of 2003 was $100.8 million. [1]

Gross profit for the quarter was $17.0 million or 11.5% compared to $18.6 million or 11.5% in the prior year's period. Excluding the results from TennCare and Synagis, gross profit for first quarter 2003 was $15.0 million. [1]

Selling, general and administrative expenses increased to $12.5 million for the first quarter of 2004 from $12.2 million for the same period a year ago. These results include cost reductions, which were offset by continued investment in sales and marketing and the inclusion of the Natural Living acquisition.

Chief Financial Officer James S. Lusk, said, "We have been successful in executing our plan. Our balance sheet is strong and we are well positioned to continue our momentum."

Inventory turns remained strong for the quarter at 41. Days sales outstanding decreased to 41 days at March 31, 2004 from 44 days at December 31, 2003.

The Company made a significant rebate payment to Tenncare MCO's in the first quarter that resulted in negative cash flow from operations of $6.8 million. A return to positive cash flow from operations is forecast for the second quarter. The Company expects to make the final payments related to Tenncare PBM in that quarter.

"Our investments in the business are yielding results," added Mr. Friedman. "We are delivering growth across every business line and the opportunities for our industry continue to expand. The specialty market is accelerating, as customers better understand the advantages of identifying and managing these spiraling costs. We are on track to deliver earnings growth and increased shareholder value."

MIM Corporation will host a conference call to discuss results today at 9:00 AM ET. Interested parties may participate in the conference call by dialing 888-428-4470 (US), or 612-332-0226 (International), 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available from 12:30 PM ET on April 29 through 11:59 PM ET on May 6, by dialing 800-475-6701 (US), or 320-365-3844 (International), and entering access code 728498. A webcast of the conference call will also be available under the investor information section of the MIM Corporation website, www.mimcorporation.com.

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. We excel by harnessing our clinical expertise, sophisticated data management, and therapeutic fulfillment capability, and combine it with our dedicated, responsive team of professionals that understands our partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

This press release may contain statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the Company's periodic filings with the Securities and Exchange Commission.

Contacts:

James S. Lusk
Executive Vice President/Chief Financial Officer
MIM Corporation
914-460-1648
Email: jlusk@mimcorporation.com

Rachel Levine
Investor Relations
The Anne McBride Co.
212-983-1702 x.207
Email: rlevine@annemcbride.com

(1) See Table of Reconciliation for the differences between the non-GAAP financial measures and the most directly comparable GAAP measures. As required by Regulation G, the Company has provided a quantitative comparison between the GAAP and disclosed non-GAAP financial measures. The non-GAAP measures presented provide important insight into the ongoing operations and a meaningful comparison of revenue, gross profit, selling, general and administrative expenses, operating income, net income and earnings per share.

At March 31, 2004, deferred taxes have been separated between short term and long term. Prior periods have been reclassified to conform to the current presentation.

FINANCIAL TABLES AND SUPPLEMENTAL DATA FOLLOW

MIM Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share amounts)

	March 31, 2004	December 31, 2003
ASSETS	(Unaudited)	
Current assets		
Cash and cash equivalents	$ 2,621	$ 9,428
Receivables, less allowance for doubtful accounts of $3,671 and $3,870 at March 31, 2004 and December 31, 2003, respectively	68,361	60,861
Inventory	7,368	8,553
Prepaid expenses and other current assets	1,785	2,160
Short term deferred taxes	3,235	3,235
Total current assets	83,370	84,237
Property and equipment, net	4,814	5,247
Long term deferred taxes, net	4,554	4,554
Other assets and investments	493	514
Goodwill, net	71,639	61,085
Intangible assets, net	19,150	15,554
Total assets	$ 184,020	$ 171,191
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of capital lease obligations	$ 335	$ 399
Line of credit	14,306	-
Short term debt	467	-
Accounts payable	18,351	16,857
Claims payable	25,654	27,359
Payables to plan sponsors	5,216	11,228
Accrued expenses and other current liabilities	9,911	8,111
Total current liabilities	74,240	63,954
Capital lease obligations, net of current portion and other current liabilities	-	35
Total liabilities	74,240	63,989
Stockholders' equity		
Common stock, $.0001 par value; 40,000,000 shares authorized, 22,211,658 and 22,101,827 shares issued and outstanding at March 31, 2004, and December 31, 2003, respectively	2	2
Treasury stock, 2,198,076 shares at cost at March 31, 2004 And December 31, 2003	(8,002)	(8,002)
Additional paid-in capital	129,981	129,583
Accumulated deficit	(12,201)	(14,381)
Total stockholders' equity	109,780	107,202
Total liabilities and stockholders' equity	$ 184,020	$ 171,191

MIM Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

| | For the three months ended March 31, | | | |
	2004		2003	
Revenue	$	148,052	$	162,152
Cost of revenue		131,088		143,551
Gross profit		16,964		18,601
Selling, general & administrative expenses		12,495		12,227
Amortization of intangibles		640		447
Income from operations		3,829		5,927
Interest income (expense), net		(196)		(252)
Income before taxes		3,633		5,675
Provision for income taxes		1,453		2,270
Net income	$	2,180	$	3,405
Weighted average number of shares outstanding:				
Basic		22,159		22,560
Diluted		22,671		22,899
Earnings per share (basic)	$	0.10	$	0.15
Earnings per share (diluted)	$	0.10	$	0.15

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the three months ended March 31,	
	2004	2003
	(Unaudited)	
Cash flows from operating activities:		
Net Income	$ 2,180	$ 3,405
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,195	1,386
Issuance of stock to employees	20	34
Provision for losses on receivables	444	397
Changes in assets and liabilities, net of acquired assets:		
Receivables, net	(5,375)	(4,947)
Inventory	1,970	3,372
Prepaid expenses and other current assets	481	79
Accounts payable	(1,485)	(4,533)
Claims payable	(1,705)	5,127
Payables to plan sponsors and others	(6,011)	(429)
Accrued expenses	1,445	1,623
Net cash provided by operating activities	(6,841)	5,514
Cash flows from investing activities:		
Purchases of property and equipment, net of disposals	(122)	(804)
Costs of acquisitions, net of cash acquired	(14,415)	--
Increase (decrease) in other assets	(15)	49
Net cash used in investing activities	(14,552)	(755)
Cash flows from financing activities:		
Borrowings on line of credit	14,306	(3,934)
Purchase of treasury stock	--	(5,068)
Proceeds from exercise of stock options	378	14
Principal payments on capital lease obligations	(98)	(158)
Net cash (used in) provided by financing activities	14,586	(9,146)
Net Increase (decrease) in cash and cash equivalents	(6,807)	(4,387)
Cash and cash equivalents—beginning of period	9,428	5,751
Cash and cash equivalents—end of period	$ 2,621	$ 1,364

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the three months ended March 31,	
	2004	2003
	(Unaudited)	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for interest	$ 177	$ 136
Cash paid during the period for income taxes	$ 238	$ 32

Supplemental Data

(In thousands, except per Rx amounts)

	Three months ended March 31,	
	2004	2003
PBM pharmacy network claims processed	2,320	3,456
Mail (adjusted) and specialty pharmacy prescriptions dispensed internally	838	678
Gross profit per Rx	$5.37	$4.50
Revenue per Rx	$46.87	$39.22

MIM Corporation and Subsidiaries
Consolidated Statement of Operations
Reconciliation Between Non-GAAP and GAAP Measures
(In thousands, except share amounts)

	For the Three Months Ended March 31, 2003			
	As Reported	TennCare	Synagis	As Adjusted
Revenue				
Specialty	$ 54,113	$ -	$ (11,846)	$ 42,267
PBM/Mail	$ 108,039	$ (34,542)	$ -	$ 73,497
Total Revenue	$ 162,152	$ (34,542)	$ (11,846)	$ 115,764
Cost of Revenue				
Specialty	$ 43,950	$ -	$ (11,064)	$ 32,886
PBM/Mail	$ 99,601	$ (31,734)	$ -	$ 67,867
Total Cost of Revenue	$ 143,551	$ (31,734)	$ (11,064)	$ 100,753
Gross Profit				
Specialty	$ 10,163	$ -	$ (782)	$ 9,381
GP%	18.8%			22.2%
PBM/Mail	$ 8,438	$ (2,808)	$ -	$ 5,630
GP%	7.8%			7.7%
Total Gross Profit	$ 18,601	$ (2,808)	$ (782)	$ 15,011
GP%	11.5%			13.0%
Selling, general & administrative expenses	$ 12,227	$ -	$ -	$ 12,227
Amortization	$ 447	$ -	$ -	$ 447
Income from operations	$ 5,927	$ (2,808)	$ (782)	$ 2,337
Interest income (expense)	$ (252)	$ -	$ -	$ (252)
Income before taxes	$ 5,675	$ (2,808)	$ (782)	$ 2,085
Taxes	$ 2,270	$ (1,123)	$ (313)	$ 834
%	40%	40%	40%	40%
Net income	$ 3,405	$ (1,685)	$ (469)	$ 1,251
Earnings per share (basic)	$ 0.15			$ 0.06
Earnings per share (diluted)	$ 0.15			$ 0.05